SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34870; File No. 812-15303

Bain Capital Private Credit and BCSF Advisors, LP

March 23, 2023

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c), 18(i) and section 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies that intend to elect to be regulated as business development companies to issue multiple classes of shares of beneficial interest with varying sales loads and asset-based distribution and/or service fees.

Applicants: Bain Capital Private Credit and BCSF Advisors, LP.

Filing Dates: The application was filed on January 26, 2022, and amended on March 28, 2022 and February 14, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on April 17, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. The Applicants: Michael Treisman, Esq., Bain Capital Credit, LP, 200 Clarendon Street, 37th Floor, Boston, MA 02116; Richard Horowitz, Esq., Dechert LLP, richard.horowitz@dechert.com.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' second amended and restated application, dated February 14, 2023, which may be obtained via the Commission's website by searching for the file number at the top of the document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Deputy Secretary